[GARDERE LETTERHEAD]

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November 27, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Christopher Owings Assistant Director
  Re:
  DG FastChannel, Inc.
  Registration Statement on Form S-3 filed October 16, 2007
  File No. 333-146728

Dear Sirs:

        In a letter from the Securities Exchange Commission to Scott K Ginsburg, Chief Executive Officer of DG FastChannel, Inc., dated November 15, 2007, Comment 6 requested confirmation of certain matters regarding the legal opinion letter of Gardere Wynne Sewell LLP included as Exhibit 5.1 to the Registration Statement. This letter hereby confirms that our reference to the corporate laws of the State of Delaware includes the statutory provisions and all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

Respectfully submitted,
GARDERE WYNNE SEWELL LLP

By:	/s/ David R. Earhart David R. Earhart Partner

DRE/daa